

November 21, 2017

<u>**Via E-Mail**</u>
Sean C. Doyle, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036

> **Re:** **Planet Payment, Inc.**
> **Schedule TO-T filed November 13, 2017 by Fintrax US Acquisition**
> **Subsidiary, Inc. and Franklin UK Bidco Limited**
> **SEC File No. 005-87116**

Dear Mr. Doyle:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule TO-T</u>

1. Please provide us with your detailed legal analysis explaining why you do not believe the Fintrax Entities and the Eurazeo Entities have not been included as bidders in the offer. For guidance, refer to Rule 14d-1(g)(2), which defines the term "bidder" as "any person who makes a tender offer or on whose behalf a tender offer is made," and Section II.D.2 of the Division of Corporation Finance's "Current Issues and Rulemaking Projects Outline" (November 14, 2000; available on our web site at www.sec.gov). Note also that each filing person must independently satisfy the filing, dissemination and disclosure requirements of Schedule TO.

Offer to Purchase

<u>Certain Information Concerning the Company, page 20</u>

2.   You may not disclaim responsibility for your own disclosure. Thus, revise your disclosure in the last paragraph of this section.

<u>Summary of the Support Agreements, page 41</u>

3.   Please disclose the names of the persons with whom you entered into the support agreements.

<u>Source and Amount of Funds, page 42</u>

4.   We note disclosure indicating that you intend to finance the acquisition of Shares in the Offer and Merger with a combination of cash on hand, the Debt Financing Proceeds and other sources. Please provide the disclosure called for by Item 7 of Schedule TO. Please refer to Item 1007(d) of Regulation M-A.

We remind you that the bidders are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions